UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Oxford Lane Capital Corp.
(Exact Name of Registrant as Specified in Declaration of Trust)

8 Sound Shore Drive, Suite 255
Greenwich, CT  06830
Address of Principal Business Office

(203) 983-5275
Telephone Number

Jonathan H. Cohen
Chief Executive Officer
Oxford Lane Capital Corp.
8 Sound Shore Drive, Suite 255
Greenwich, CT  06830
Name and Address of Agent for Service of Process

COPIES OF COMMUNICATIONS TO:

Steven B. Boehm, Esq.
John J. Mahon, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the Township of Greenwich, in the State of Connecticut on the 25th day of June, 2010.

OXFORD LANE CAPITAL CORP.

By:	/s/ Jonathan H. Cohen
Jonathan H. Cohen
Chief Executive Officer

Attest:	/s/ Patrick F. Conroy
Patrick F. Conroy
Chief Financial Officer, Chief Compliance Officer and Corporate Secretary